Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: June 17, 2021

In connection with MDC Partners Inc.’s (“MDC”) proposed business combination with Stagwell Media LP (“Stagwell”), the following communication was made available on Stagwell’s social media channels on June 17, 2021:

LinkedIn

Copy: Interesting take from @Forbes on the MDCA stock, “While part of this gain no doubt reflects MDCA’s much improved operating performance under Mark Penn, we believe it also been driven by investors’ belief that the combined company will do a much better job of enhancing shareholder value than a standalone MDCA.” Read more here [link to article]

[a copy of the article linked in the social media post is set forth below]

The following is the article published in Forbes on June 16, 2021 which is excerpted in the social media post set forth above:

Update: MDCA, June 16

Taesik Yoon

Jun 16, 2021, 02:06pm EDT

This morning, MDC Partners (MDCA) announced that its Special Committee formed to assess the proposed merger with Stagwell Media is working with its independent financial and legal advisors to evaluate the revised offer made by the latter two days ago. Given the fact that this new proposal increases MDCA’s stake in the new company by decreasing the number of shares owned by Stagwell from 216 million to 185 while maintaining the 82 million shares that MDCA’s shareholders are entitled to (on a fully-diluted basis) from the original agreement, it wasn’t surprising to see its stock—which was already having a fantastic year and month on optimism over this pending deal—climb to its highest level since August 2018 on this news.

We believe the improved offer was made after Indaba Capital, MDCA’s largest shareholder, informed the Special Committee late last month that it believed the terms of the original agreement do not properly value the company. However, with Indaba maintaining this view and indicating it will vote no to the merger even after Stagwell’s better offer was made, MDCA’s stock sold off yesterday and is down again today.

It goes without saying that it’s much easier to win shareholder approval with your largest stakeholder on board than without. Thus, we understand why some would be concerned that this dissent could squash the deal. But that must be obvious to Indaba as well. Indeed, while the latter argues that the new offer did little to move MDCA’s stock, the fact is, it was already up almost fivefold to $5.62 following news of the revised offer from the $1.15 it was trading at before Stagwell initially made this proposal about a year ago and more than double the $2.63 average cost Indaba paid on the shares it owns. While part of this gain no doubt reflects MDCA’s much improved operating performance under Mark Penn, we believe it also been driven by investors’ belief that the combined company will do a much better job of enhancing shareholder value than a standalone MDCA.

That’s what we’ve been saying all along and why we think it’ll pay to hold through the merger. It also means that the failure to consummate this deal would likely tank MDCA’s stock. But this is why despite all of Indaba’s rhetoric, we think it will ultimately decide to vote in favor of the deal too. What’s more, while it may be MDCA’s single largest shareholder, Indaba’s equity stake of about 12% is still small enough that as long as other large shareholders are on board, the deal is still likely to get approval. That’s even truer when you consider insiders who will vote in favor own 21% of MDCA and that discussions Stagwell has had with its other major shareholders indicate they are likely to vote yes to the revised proposal once the Special Committee assesses and approves it.

That said, with additional time required to evaluate this better proposal, MDCA is postponing the special meeting of shareholders (to vote on this transaction) originally scheduled for June 22, with a new date likely in July. Until then, the stock could continue to sway based on how this fluid situation unfolds. Yet as we continue to believe there is a much greater possibility that the merger gets done than not, we think it’s worth maintaining a position in MDCA for now.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Stagwell-MDC combination (the “Transaction”); the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

·	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;

·

adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

·	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
·	the impact of uncertainty associated with the Transaction on Stagwell’s and MDC’s respective businesses;
·	direct or indirect costs associated with the Transaction, which could be greater than expected;
·	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
·	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus").  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. MDC has mailed the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.